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[LOGO OF JOHN HANCOCK(R)                                     John Hancock Place
VARIABLE LIFE INSURANCE                             Boston, Massachusetts 02117
COMPANY]                                                       [1-800-521-1234]

AGE 100 WAIVER OF CHARGES RIDER

We agree, subject to the terms and conditions of this Rider, the Policy, and any endorsements thereto, to waive any policy charges described below in the Beginning of Period of Waiver of Charges at Age 100 provision, if applicable, from the Account Value.

Such waiver of charges will be effective as of the policy anniversary nearest to the date the younger Insured attains or would have attained age 100.

This Rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy, and (b) monthly deductions for this Rider as shown in
Section 1 of the policy. The date of issue of this Rider is shown in Section 1 of the policy.

Premium payments under the policy will no longer be accepted after the policy anniversary nearest to the date the younger Insured attains, or would have attained, age 100. Beginning on the policy anniversary nearest to the date the younger Insured attains or would have attained age 100, the Required Additional Death Benefit Factor is 1.00. Policy values will otherwise continue in accordance with the terms and conditions of the policy.

BEGINNING OF PERIOD OF WAIVER OF CHARGES AT AGE 100

Beginning on the policy anniversary nearest to the date the younger Insured attains or would have attained age 100, any policy charges from the Account Value, as described in the policy:

..  Issue Charges

..  Administrative Charges

..  Cost of Insurance Charges

..  Rating Charges

..  Rider Charges

will be waived for all future Processing Dates, including those due on the policy anniversary nearest to the date the younger Insured attains or would have attained age 100 provided the policy is in full force.

DEATH BENEFIT AT AND AFTER AGE 100

If the policy is in full force on the policy anniversary nearest to the date the younger Insured attains, or would have attained, age 100, the death benefit option in effect at that time will cease to apply and we will automatically set the amount of any Additional Sum Insured equal to zero. As a result of such changes, the death benefit of the policy will thereafter be equal to the greater of (a) the Basic Sum Insured plus a portion of the Account Value on the date of death of the Surviving Insured and (b) the Account Value on the date of death of the Surviving Insured. In (a) above, the portion of the Account Value added to the Basic Sum Insured will be the lesser of the Account Value on the date of death of the Surviving Insured and the Additional Sum Insured in effect immediately before the policy anniversary nearest to the date the younger Insured attains or would have attained age 100. As stated in the policy, the Death Benefit will equal the death benefit of the policy minus any indebtedness on the date of death of the Surviving Insured.

TERMINATION

This Rider will terminate on the earliest of:

a. The exchange or termination of the policy; or

b. The day before the payment or application of the Surrender Value; or

c. The next Processing Date after receipt at our Home Office of a request to cancel by written notice; or

d. The Surviving Insured's death.

SIGNED FOR THE COMPANY AT BOSTON, MASSACHUSETTS.

                                                      /S/ PETER SCAVONGELLI
                                                  -----------------------------
                                                            SECRETARY